EXHIBIT 99.1

Solaris Provides Warintza Operations Update, 2024 Drilling to Exceed 75,000m and Early Works Infrastructure Development Underway

QUITO, Ecuador, Nov. 12, 2024 (GLOBE NEWSWIRE) -- Solaris Resources Inc. (TSX: SLS; NYSE: SLSR) (“Solaris” or the “Company”) is pleased to provide a Warintza Project (“Warintza” or “the Project”) update, including the latest assay results from its ongoing 2024 drilling program, now set to exceed 75,000m, and report on technical programs and early works infrastructure development.

Project Update

Drilling

  Solaris achieved the 60,000m of planned meterage for its 2024 drilling program by the end of October, and is now set to exceed 75,000m by the end of the year
  Drilling continues with nine rigs primarily focused on extension and infill of the 2024 Mineral Resource Estimateˆ (“MRE”), while also testing its connection to the Warintza West deposit, which lies outside the MRE and could deliver significant growth in an expanded pit shell

Infrastructure Development

  The Company has advanced early works infrastructure development, including the improvement of 25km of road access connecting the Project to the highway grid and recent construction of 8km of new roads to support drilling activities, logistics, and mobilization (refer to Figure 1)
  Construction continues on a further 7km of roads strategically located to support future mining operations and access to the anticipated pre-stripping and drilling areas, process plant, Waste Rock Facility (“WRF”) and Tailings Management Facility (“TMF”)

Technical Programs

  Geotechnical and hydrogeological drilling, field testing, sampling and instrumentation programs have been completed for the anticipated TMF, and are underway for the anticipated open pit, WRF, process plant and internal infrastructure and expected to be completed by year-end
  Knight Piésold Consulting is in the process of completing engineering studies for the anticipated TMF and Water Permit, with the final reports expected to be completed in the coming weeks to support the Environmental Impact Assessment review period

Metallurgical and Processing Studies

  The metallurgical drilling program to supplement prior test work (refer to press release dated January 23, 2023) has been completed
  Comminution testing has been completed and has returned a more detailed profile with reduced hardness in the upper part of the deposit than prior test work had suggested
  Next steps are additional flotation tests with a focus on reagent optimization for recovery improvement which is expected to be completed by year-end
  Ausenco Engineering is working on the process plant design and a preliminary flowsheet has been established, with prior test work returning high quality concentrates for copper (gold) and molybdenum

Figure 1 – Aerial View of Warintza Project Looking East

Assay Results

Drill results continue to build on the MRE, with holes SLS-111 and SLS-107 improving upon the modelled grade in its vicinity, while holes SLS 110, SLS 113-116 and SLSE-64 encountered mineralization partially outside of the MRE in the southern and northeastern sectors.

  SLS-111 (drilled southeast): 90m of 1.12% CuEq² within 475m of 0.46% CuEq² from surface
  SLS-107 (drilled northeast): 96m of 0.82% CuEq² within 543m of 0.51% CuEq² from surface

Step-out exploration drilling to the northwest of the MRE testing its connection to the Warintza West deposit has been completed with assays expected in the coming weeks, representing an opportunity for expansion of the MRE in an enlarged pit.

Figure 2 – Warintza Drilling and Targets

Table 1 – Mineral Resource Extension, Infill and Condemnation Results

Hole ID	Date Reported	From (m)	To (m)	Interval (m)	Cu (%)	Mo (%)	Au (g/t)	CuEq² (%)	Comments
SLS-116	Nov 12, 2024	0	475	475	0.22	0.00	0.02	0.23	Southern sector - Infill / Extensional
Including		12	108	96	0.41	0.00	0.02	0.42
Including		12	252	240	0.29	0.00	0.02	0.31
SLS-115		0	469	469	0.23	0.00	0.03	0.25	Southern sector - Infill / Extensional
Including		42	249	207	0.36	0.00	0.02	0.38
Including		42	393	351	0.28	0.00	0.03	0.30
SLS-114		0	563	563	0.21	0.00	0.03	0.24	Southern sector - Infill / Extensional
Including		63	563	500	0.24	0.00	0.03	0.26
Including		96	165	69	0.49	0.00	0.02	0.50
Including		96	309	213	0.31	0.00	0.02	0.33
SLS-113		0	656	656	0.17	0.00	0.03	0.19	Southern sector - Infill / Extensional
Including		117	375	258	0.25	0.00	0.03	0.27
Including		159	342	183	0.31	0.00	0.03	0.33
Including		342	656	314	0.14	0.00	0.03	0.17
SLS-111		0	475	475	0.36	0.01	0.04	0.46	Central sector – infill
Including		0	384	384	0.43	0.01	0.05	0.54
Including		60	150	90	0.99	0.02	0.06	1.12
Including		60	243	183	0.70	0.02	0.05	0.83
SLS-110		0	671	671	0.13	0.00	0.02	0.15	Southern sector - Infill / Extensional
Including		117	303	186	0.22	0.00	0.02	0.24
Including		117	671	554	0.14	0.00	0.02	0.16
SLS-108		0	513	513	0.48	0.02	0.04	0.63	Central sector – Infill
Including		0	435	435	0.49	0.02	0.04	0.65
Including		228	303	75	0.68	0.02	0.04	0.81
SLS-107		0	543	543	0.26	0.04	0.05	0.51	Northwest sector – Infill
Including		0	96	96	0.62	0.03	0.09	0.82
Including		0	147	147	0.42	0.04	0.08	0.68
Including		204	543	339	0.23	0.04	0.04	0.47
SLS-106		0	230	230	0.18	0.03	0.04	0.39	Northwest sector – Infill
Including		0	204	204	0.19	0.04	0.04	0.42
Including		42	90	48	0.39	0.04	0.05	0.65
Including		42	138	96	0.30	0.04	0.04	0.53
SLS-105		0	323	323	0.19	0.03	0.04	0.37	Northwest sector – Infill
Including		0	210	210	0.22	0.04	0.04	0.45
Including		42	111	69	0.37	0.05	0.04	0.68
SLSE-70		0	394	394	0.38	0.01	0.06	0.49	Eastern sector - Infill
Including		24	99	75	0.60	0.01	0.05	0.71
Including		24	210	186	0.44	0.02	0.05	0.56
Including		210	394	184	0.35	0.01	0.07	0.47
SLSE-69		0	208	208	0.07	0.00	0.02	0.10	Eastern sector - Condemnation
SLSE-64		0	391	391	0.10	0.00	0.02	0.14	Northeast sector - Infill / Extensional
SLSE-63		0	251	251	0.09	0.00	0.03	0.12	Northeast sector - Condemnation
SLSE-59		0	410	410	0.09	0.00	0.02	0.12	Northeast sector - Condemnation
SLST-06		0	200	200	0.10	0.00	0.05	0.13	Southern sector - Infill
SLST-05		0	400	400	0.10	0.00	0.03	0.13	Southern sector - Infill
SLST-04		0	500	500	0.10	0.00	0.04	0.13	Southern sector - Infill

Notes to Table 1: True widths are interpreted to be very close to drilled widths due to the bulk-porphyry style mineralized zones at Warintza.

Table 2 - Collar Locations

Hole ID	Easting	Northing	Elevation (m)	Depth (m)	Azimuth (degrees)	Dip (degrees)
SLS-116	800,241	9,647,745	1,710	475	243	-74
SLS-115	800,239	9,647,740	1,710	469	240	-46
SLS-114	800,235	9,647,740	1,709	563	66	-71
SLS-113	800,239	9,647,739	1,710	656	61	-48
SLS-111	800,385	9,648,301	1,411	475	117	-55
SLS-110	800,235	9,647,735	1,707	671	38	-54
SLS-108	800,383	9,648,303	1,411	513	180	-65
SLS-107	799,760	9,648,031	1,575	543	45	-60
SLS-106	799,567	9,648,148	1,402	230	233	-46
SLS-105	799,568	9,648,147	1,403	323	220	-60
SLSE-70	801,262	9,648,122	1,282	394	90	-87
SLSE-69	801,710	9,647,937	1,199	208	65	-62
SLSE-64	801,799	9,648,247	1,101	391	300	-50
SLSE-63	801,805	9,648,237	1,099	251	270	-76
SLSE-59	801,160	9,648,332	1,313	410	62	-68
SLST-06	800,210	9,647,529	1,601	200	90	-47
SLST-05	800,201	9,647,526	1,599	400	250	-60
SLST-04	800,207	9,647,528	1,600	500	0	-80

Notes to Table 2: The coordinates are in WGS84 17S Datum.

Endnotes

  Refer to the technical report entitled “Mineral Resource Estimate Update - NI 43-101 Technical Report, Warintza Project, Ecuador” with an effective date of July 1, 2024 and available on SEDAR+ under the Company’s profile at www.sedarplus.ca and on the Company’s website.
  Copper-equivalence grade calculation for reporting assumes metal prices of US$4.00/lb Cu, US$20.00/lb Mo, and US$1,850/oz Au, and recoveries of 90% Cu, 85% Mo, and 70% Au based on preliminary metallurgical testwork. CuEq formula: CuEq (%) = Cu (%) + 5.604 × Mo (%) + 0.623 × Au (g/t).

Technical Information and Quality Control & Quality Assurance
Sample assay results have been independently monitored through a quality control/quality assurance (“QA/QC”) program that includes the insertion of blind certified reference materials (standards), blanks and field duplicate samples. Logging and sampling are completed at a secure Company facility located on site. Drill core is cut in half on site and samples are securely transported to ALS Labs in Quito. Sample pulps are sent to ALS Labs in Lima, Peru and Vancouver, Canada for analysis. Total copper and molybdenum contents are determined by four-acid digestion with AAS finish. Gold is determined by fire assay of a 30-gram charge. In addition, selected pulp check samples are sent to Bureau Veritas lab in Lima, Peru. Both ALS Labs and Bureau Veritas lab are independent of Solaris. Solaris is not aware of any drilling, sampling, recovery or other factors that could materially affect the accuracy or reliability of the data referred to herein. Heliborne magnetic, LIDAR and other layers of data quality for Warintza district exploration were validated by a qualified external professional using data validation procedures under high industry standards and the Company therefore did not require such data to be further verified by a “Qualified Person” as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects. The remaining scientific and technical information, including the drillhole data, has been verified by Jorge Fierro, M.Sc., DIC, PG, using data validation and quality assurance procedures under high industry standards. The verification activities included a search for factual errors, completeness of the lithological and assay data, and suitability of the primary data. As part of the database verification activities, the assay information and certificates obtained directly from the analytical laboratory have been examined as well.

Qualified Person

The scientific and technical content of this press release has been reviewed and approved by Jorge Fierro, M.Sc., DIC, PG, Vice President Exploration of Solaris who is a “Qualified Person” as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects. Jorge Fierro is a Registered Professional Geologist through the SME (registered member #4279075).

On behalf of the Board of Solaris Resources Inc.

“Daniel Earle”
President & CEO, Director

For Further Information

Jacqueline Wagenaar, VP Investor Relations
Direct: 416-366-5678 Ext. 203
Email: jwagenaar@solarisresources.com

About Solaris Resources Inc.

Solaris is advancing a portfolio of copper and gold assets in the Americas, which includes a world class copper resource with expansion and discovery potential at its Warintza Project in Ecuador; a series of grass roots exploration projects with discovery potential in Peru and Chile; and significant leverage to increasing copper prices through its 60% interest in the La Verde joint-venture project with a subsidiary of Teck Resources in Mexico.

Cautionary Notes and Forward-looking Statements

This document contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation (collectively “forward-looking statements”). The use of the words “will” and “expected” and similar expressions are intended to identify forward-looking statements. These statements include statements that planned meterage for its 2024 drilling program is now set to exceed 75,000m by the end of the year, drilling continues with nine rigs primarily focused on extension and infill of the 2024 MRE, while also testing its connection to the Warintza West deposit, which lies outside the MRE and could deliver significant growth in an expanded pit shell, construction continues on a further 7km of roads strategically located to support future mining operations and access to the anticipated pre-stripping and drilling areas, process plant, WRF and TMF, geotechnical and hydrogeological drilling, field testing, sampling and instrumentation programs are underway for the anticipated open pit, WRF, process plant and internal infrastructure and expected to be completed by year-end, Knight Piésold Consulting is in the process of completing engineering studies for the anticipated TMF and Water Permit, with the final reports expected to be completed in the coming weeks to support the Environmental Impact Assessment review period, additional flotation tests being conducted with a focus on reagent optimization for recovery improvement which is expected to be completed by year-end, Ausenco Engineering is working on the process plant design and a preliminary flowsheet has been established, with prior test work returning high quality concentrates for copper (gold) and molybdenum, drill results continue to build on the MRE, with holes SLS-111 and SLS-107 improving upon the modelled grade in its vicinity, while holes SLS 110, SLS 113-116 and SLSE-64 encountered mineralization partially outside of the MRE in the southern and northeastern sectors, and step-out exploration drilling to the northwest of the MRE testing its connection to the Warintza West deposit has been completed with assays expected in the coming weeks, representing an opportunity for expansion of the MRE in an enlarged pit. Although Solaris believes that the expectations reflected in such forward-looking statements and/or information are reasonable, readers are cautioned that actual results may vary from the forward-looking statements. The Company has based these forward-looking statements and information on the Company’s current expectations and assumptions about future events including assumptions regarding the exploration and regional programs. These statements also involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements, including the risks, uncertainties and other factors identified in the Solaris Management’s Discussion and Analysis, for the year ended December 31, 2023 available at www.sedarplus.ca. Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and Solaris does not undertake any obligation to publicly update or revise any of these forward-looking statements except as may be required by applicable securities laws.

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